April 7, 2020

Anthony M. Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.
103 John F. Kennedy Parkway
Short Hills, New Jersey 07078

       Re: Dun & Bradstreet Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on March 25, 2020
           CIK No. 0001799208

Dear Mr. Jabbour :

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Non-GAAP Financial Measures, page 17

1. We reviewed your response to comment one. We believe that adjustments intended to eliminate the impact of purchase accounting result in non-GAAP measures based on individually tailored recognition and measurement methods. Therefore, please revise future filings to remove the deferred revenue purchase accounting adjustment from your non-GAAP measures. Refer to Question 100.04 of the non-GAAP C&DIs and Rule
       100(b) of Regulation G.
2. Please expand your disclosures to clarify why your non-GAAP measures, that exclude amortization of intangible assets, are useful to investors in light of the fact that the related intangible assets appear to be directly related to the generation of revenue.
 Anthony M. Jabbour
Dun & Bradstreet Holdings, Inc.
April 7, 2020
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 69

3. Please tell your consideration of discussing results of operations and financial condition set forth in the audited financial statements supplemented by a discussion based upon fiscal 2019 and 2018 pro forma financial information giving effect to the Take-Private
         Transaction on January 1, 2018. Please note that supplemental discussions based on Article 11 of Regulation S-X pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.
Business, page 102

4. We note your response to comment 11 and we reissue the comment in part. Please also quantify, to the extent possible, the percentage of your client contracts that are fixed price subscription contracts versus per-item priced contracts or tell us where you have disclosed this information.
5. We note your response to comment 12. Please revise your disclosure to state how you define strategic clients, and disclose the percentage of your clients that are strategic clients.
6. We note in response to comment 14 you have revised your disclosure to state that in your
         North American segment, 2% of your contracts are multi-year contracts. Given the small percentage that are multi-year contracts, please tell us why you believe the percentage increase in such contracts is appropriate to highlight in the summary. Please also tell us why you believe that the current level of multi-year subscription contracts results in a
         "high degree of revenue visibility" as you note elsewhere in the prospectus.
        You may contact Adam Phippen at 202-551-3336 or Ta Tanisha Meadows at 202-551-
3322 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer L pez at 202-5551-3792 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameAnthony M. Jabbour                            Sincerely,
Comapany NameDun & Bradstreet Holdings, Inc.
                                                                Division of
Corporation Finance
April 7, 2020 Page 2                                            Office of Trade
& Services
FirstName LastName